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                                 HOLLINGER INC.

     Toronto, Ontario, Canada, March 24, 2005 - Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) announced today that, in connection with the proposed share consolidation going private transaction (the "Going Private Transaction") involving Hollinger, it will, on Tuesday, March 29, 2005, be seeking an order of the Ontario Superior Court of Justice approving the formation of the CCPR Trust (as such term is defined in Hollinger's management proxy circular (the "Circular") dated March 4, 2005 for use at the special meeting of shareholders (the "Special Meeting") to be held on Thursday, March 31, 2005). The issuance of such Court order is a condition to the completion of the Going Private Transaction.

     Catalyst Fund General Partner I Inc. has brought a motion before the Ontario Superior Court of Justice, to be heard on the same day, seeking to enjoin the holding of the Special Meeting.

     Hollinger wishes to confirm that, in the event that the Going Private Transaction is effected, the Independent Privatization Committee of the Board will remain in place to supervise and direct the independent valuator conducting the updated valuation referred to in the Circular until its completion and former holders of Hollinger's retractable common shares are paid any additional amount per share.

Company Background

     Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca


                              www.hollingerinc.com